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                     Elsag Bailey Process Automation

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FOR IMMEDIATE RELEASE

Contact:       Brad A. Hoffman
               Director, Group Communications
               (440) 585-3809

          U.S. Authorities Approve ABB's Acquisition of Elsag Bailey

Amsterdam, The Netherlands. January 8, 1999 - Elsag Bailey Process Automation N.V. (NYSE:EBY) announced today that approval has been received from the U.S. Federal Trade Commission (FTC) to complete the acquisition of Elsag Bailey by ABB Group. Concurrently, ABB said that it will now close the deal. ABB's tender offer expires at 5:00 p.m., New York City time, January 11, 1999 and will not be further extended. The company said this was the final regulatory approval required to complete the transaction, a strategic acquisition aimed at making ABB a world leader in this technology-intensive growth market.

ABB announced in October, 1998 its intention to acquire Elsag Bailey, an international automation company with major operations in the U.S., Germany and Italy. The Company reported revenues in 1997 of about US$ 1.5 billion and had some 11,000 employees. ABB has offered to buy all of Elsag Bailey's outstanding common and preferred securities in a deal valued at about US$ 2.1 billion.

As a condition of the FTC approval, ABB has agreed to divest Elsag Bailey's gas chromatograph and mass spectrometer business. The business, whose main location is Bartlesville, Oklahoma, has annual revenues of about US$ 50 million and employs some 340 people. It is the same divestiture required by the European Commission when it approved the acquisition in mid-December.

The ABB Group (http://www.abb.com) serves customers worldwide in power generation, transmission, and distribution; automation; oil, gas, and petrochemicals; industrial products and contracting; financial services; and rail transportation. The Group reported orders in 1997 of $35 billion and employs about 214,000 people in more than 100 countries.

One of the world's leading process automation companies, Elsag Bailey Process Automation N.V., incorporated in the Netherlands, has grown revenues to more than $1.5 billion by aggressively expanding its global markets and technologies. The Company employs some 11,000 employees in over 30 countries. Elsag Bailey's computer and electrical products--control systems, instrumentation products, and analytical devices--keep its customers on the cutting edge of productivity. Elsag Bailey's global customers are among the leading names in the process industries including electric utilities, oil and gas, chemicals and pharmaceuticals, pulp and paper, water and wastewater, metals and ceramics, and other industrial companies. For additional information, visit the company's web site at http://www.ebpa.com.

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                     Elsag Bailey Process Automation N.V.


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